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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Initial Statement)
Aeterna Zentaris inc.

(Name of Issuer)
Subordinate Voting Shares

(Title of Class of Securities)
007975
(CUSIP Number)

Check the following box if a fee is being paid with this statement 9. (a fee is not required only if the filing person:

        ☐ (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and

        ☐ (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    007975

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Fonds de solidarité des travailleurs du Québec (F.T.Q.) (hereinafter referred to as Fonds)

2.	Check the Appropriate Box if a Member	(a)	N/A
	of a Group (See Instructions)	(b)	N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization
Montreal (Quebec) CANADA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

		6.	Shared Voting Power
N/A

		7.	Sole Dispositive Power
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

		8.	Shared Dispositive Power
N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
12.83% or 20.17% after giving effect to 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

12.	Type of Reporting Person (See Instructions)
IV

ANNEX 1

ITEM 1.

(a)	Name of Issuer
Aeterna Zentaris inc.

(b)	Address of Issuer's Principal Executive Offices
1405, du Parc Technologique blvd. Quebec (Quebec) CANADA G1P 4P5

Item 2.

(a)	Name of Person Filing
Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds")

(b)	Address of Principal Business Office
545, Cremazie blvd. East, #200 Montreal (Quebec) CANADA H2M 2W4

(c)	Citizenship

The Fonds is a stock company and a development capital investment fund established by a special act of the Legislature of the Province of Quebec, Canada. The Fonds is a labour sponsored venture capital fund whose a majority of its directors is appointed by the Fédération des travailleurs du Québec (Quebec Federation of Labour).

(d)	Title of Class of Securities
Subordinate Voting Shares

(e)	CUSIP Number
007975

Item 3. Classification of person filing

         N/A

Item 4.

(a)	Amount beneficially owned:
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

(b)	Percent of class:

12.83% or 20.17% after giving effect to 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

	(ii)	Shared power to vote or to direct the vote

N/A

	(iii)	Sole power to dispose or to direct the disposition of
9,308,621 Subordinate Voting Shares. This includes 3,384,396 Subordinate Voting Shares to be issued upon of a conversion Loan (including non paid interests) held by the Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of
N/A

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Acquiring Securities:

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
/s/ MARIO TREMBLAY
Mario Tremblay Head of the Corporate Affairs Department and Assistant Corporate Secretary

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ANNEX 1
SIGNATURE